Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: (617) 668-6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
Third Quarter Fiscal 2013 Financial Results

Navigator 2.0™ medical probe for cancer surgery is approved and began shipping in the Third Quarter ended June, 2013

Watertown, MA, August 12, 2013 – Dynasil Corporation of America (NASDAQ: DYSL), a leading developer of sensing, detection and analysis technology for homeland security, medical and industrial applications, today announced financial results for the fiscal 2013 third quarter ended June 30, 2013.

Dynasil reported a net loss for the quarter of ($366,000) or ($0.2) per share, compared with net loss of ($332,000), or ($0.02) per share, for the quarter ended June 30, 2012. The third quarter results include initial sales of the Company’s new Navigator 2.0™ medical probe for cancer surgery which was approved for sale and began shipping in late May 2013. “I am happy to report that our updated Navigator 2.0™ medical probe was approved for sale in the United States and we began shipping this refreshed product,” said Dynasil Chairman and Interim CEO Peter Sulick. “We are currently pursuing the CE Mark, necessary to meet European Union requirements, and anticipate international sales will begin in the near future.”

Net revenue for the third quarter of fiscal 2013 declined $0.8 million to $11.3 million, compared with $12.1 million for the third quarter of fiscal 2012. Revenue declined in the Contract Research and Optics segments in the quarter while the Instruments segment remained largely flat as compared with the same period last year. Gross profit for the third quarter of 2013 declined slightly to $4.8 million from $5.0 million for the same period in 2012 although gross margins increased to 43% in the quarter compared to 41% for the third quarter of fiscal 2012.

Operating expenses for the three months ended June 30, 2013 were $5.0 million, a decrease of $81,000 compared to the same period in 2012. The decrease was a result of the reduced expenditures associated with the product refresh within the Instruments segment in 2012 which was largely offset by increased General and Administrative expenses.

The Company continues to be in default of certain financial covenants set forth in the terms of its outstanding indebtedness as of June 30, 2013. However, the Company has made all principal and interest payments due its senior lender through August 12, 2013, the date of this earnings release. The Company has accrued but not remitted interest payments to its subordinated lender since February, 2013. Management is currently evaluating potential transactions involving the sales of divisions and/or product lines which, if consummated, would result in additional debt principal payments to the bank. The Company cannot, however, predict when or whether a resolution of this situation will be achieved.

Quarterly Business Highlights

The Company received regulatory approval for its updated medical probe for cancer surgery in the third quarter for the United States market and began shipping this product. The Company is continuing to pursue CE mark approval for this product internationally. In addition, the Company is evaluating preliminary test results received on its updated lead paint analyzer product while also evaluating strategic alternatives associated with this product.

The Company continues to pursue various commercialization opportunities arising from technologies developed within our Contract Research segment. “One of our leading commercialization efforts involve our CLYC crystals, which are now being sold commercially,” stated Mr. Sulick. “We continue our efforts to further improve the size and quality of this product as well as develop new applications.”

Additionally, the Company has prepared a separate business and financing plan for one of the biomedical technologies. Our intention is to spin out the tissue sealant technology into an independent entity in which the Company would retain a substantial interest. This would enable us to raise funds specifically for this venture and recruit additional expertise to help advance the technology. In June, 2013, our senior lender agreed to release the intellectual property and related collateral in connection with the spin-out in exchange for an additional debt payment of $300,000. As a result, we are proceeding with plans to establish the joint venture and raise outside funding to support the joint venture; however, there can be no assurance that we will be able to raise the funding necessary for the transaction or consummate this transaction at any future time.

The Company has no conference calls scheduled at this time.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures detection and analysis technology, precision instruments and optical components for the homeland security, medical and industrial markets.  Combining world-class technology with expertise in research and materials science, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications, probes for medical imaging and sensors for non-destructive testing.  The Company is building a relationship with the Mayo Clinic to develop early-stage opportunities such as advanced biomedical technologies. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, the commercialization of our products including our dual mode detectors, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures, regulatory approvals and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to resolve our current default under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, our ability to address our material weaknesses in our internal controls, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s 2012 Annual Report on Form 10-K, as amended on February 14, 2013, including the risk factors contained in Item 1a, the Company’s Quarterly Reports on Form 10-Q filed on February 13, 2013 and May 15, 2013 and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets

	June 30, 2013	September 30, 2012
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,778,365	$3,414,880
Accounts receivable, net	3,995,552	5,475,142
Costs in excess of billings and unbilled receivables	1,558,407	1,735,798
Inventories, net of reserves	3,344,744	3,271,700
Deferred tax asset	126,187	126,187
Prepaid expenses and other current assets	1,370,264	1,334,649
Total current assets	13,173,519	15,358,356

Property, Plant and Equipment, net	4,705,911	4,984,150
Other Assets
Intangibles, net	3,606,177	6,703,305
Goodwill	6,136,128	10,254,160
Deferred financing costs, net	127,036	165,457
Total other assets	9,869,341	17,122,922

Total Assets	$27,748,771	$37,465,428

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$10,583,334	$11,984,492
Capital lease obligations, current	108,184	-0-
Accounts payable	2,629,054	2,416,397
Deferred revenue	542,896	694,672
Accrued expenses and other liabilities	2,112,791	2,809,580
Total current liabilities	15,976,259	17,905,141

Long-term Liabilities
Capital lease obligations, net of current portion	274,972	-0-
Pension liability	342,848	345,443
Deferred tax liability	227,063	371,256
Total long-term liabilities	844,883	716,699

Stockholders' Equity	10,927,629	18,843,588

Total Liabilities and Stockholders' Equity	$27,748,771	$37,465,428

Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Net revenue	$11,322,342	$12,082,037	$32,360,147	$36,513,342
Cost of revenue	6,494,463	7,097,378	18,113,830	21,317,392
Gross profit	4,827,879	4,984,659	14,246,317	15,195,950
Operating expenses:
Sales and marketing expenses	418,318	444,369	1,384,739	1,289,131
Research and development expenses	499,732	721,279	1,710,090	2,343,119
General and administrative expenses	4,125,336	3,958,362	12,043,224	12,116,439
Impairment of goodwill and long-lived assets	-0-	-0-	6,763,072	-0-
Total operating expenses	5,043,386	5,124,010	21,901,125	15,748,689
Loss from operations	(215,507)	(139,351)	(7,654,808)	(552,739)
Interest expense, net	181,773	140,246	545,690	386,877
Loss before income taxes	(397,280)	(279,597)	(8,200,498)	(939,616)
Income tax provision (benefit)	(30,920)	52,303	(213,065)	(393,044)
Net loss	$(366,360)	$(331,900)	$(7,987,433)	$(546,572)

Net loss	$(366,360)	$(331,900)	$(7,987,433)	$(546,572)
Other comprehensive loss:
Foreign currency translation	(45)	(107,330)	(245,666)	(29,138)
Total comprehensive loss	$(366,405)	$(439,230)	$(8,233,099)	$(575,710)

Basic net loss per common share	$(0.02)	$(0.02)	$(0.54)	$(0.04)
Diluted net loss per common share	$(0.02)	$(0.02)	$(0.54)	$(0.04)

Weighted average shares outstanding
Basic	14,859,899	14,275,293	14,767,401	14,878,360
Diluted	14,859,899	14,275,293	14,767,401	14,878,360

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